ASCENDANT ADVISORS, LLC

CODE OF ETHICS

1.

Introduction and Basic Principles

1.1

Introduction.   Ascendant Advisors, LLC (AA) (the “Firm”) is registered with the United States Securities and Exchange Commission as an investment adviser. The Code of Ethics (COE) reflects the Firm’s own high standards for the conduct of its business and for the proper performance of the Firm’s duties with respect to its Clients. Firm has reviewed its business, and the attendant risks of unethical conduct, and has drafted this COE on the basis of this review.  The Chief Compliance Officer (CCO) will review this document on a regular basis, based on this review, will revise as appropriate to keep pace with changes in the Firm’s business and applicable law and regulations.  Any amendments will be available to all Supervised Persons as soon as practicable after their adoption. All Supervised Persons are required to review the COE, including all amendments, be familiar with it, and to refer to it and to the Firm’s senior   management for guidance whenever they have a question about any activity which could have even the appearance of violating the COE or subjecting the Firm to any adverse publicity or criticism or concern on the part of Clients.

It is the responsibility of every Supervised Person to comply with applicable laws and regulations and this Code of Ethics.  Failure to comply with applicable laws and regulations and this Code of Ethics can result in termination, as well as civil and criminal penalties.

1.2

Standards of Conduct.   The Firm has been entrusted with responsibility for providing advice and investment management service to Clients who                     depend on the Firm to act in their interests and to maintain the highest ethical standards.  The Firm requires all Supervised Persons to conduct                      themselves at all times in compliance with the following standards of business conduct:

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The Firm has a strict policy of complying with all applicable laws and rules and regulations of the SEC.

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 As a fiduciary for its Clients, it is the Firm’s policy to act in the interests of its Clients and adhere to the highest ethical standards in its dealings with Clients.

•

The Firm and its Supervised Persons shall deal with all Clients in utmost good faith and shall disclose to Clients all material facts relating to the advisory relationship.

In order to comply with these standards, Supervised Persons must be alert for any potential conflict of interest between the Firm’s interest and the interests of its Clients and for any improper activity on the part of Supervised Persons.

1.2.1

Violations.

Each Supervised Person must promptly report any violation of the COE to the CCO or another senior manager.

1.2.2

Client Complaints.  Each Supervised Person must promptly report any Client complaint (oral or written) regarding any violation or alleged violation of the COE to the Compliance Department.   The CCO is responsible for investigating the complaint, taking appropriate action and documenting the investigation and action.

1.2.3

Distribution and Acknowledgment of Code of Ethics.  The CCO must make available a copy of this document and any amendments.  Each Supervised Person must give the Compliance Department written acknowledgment of his review of the COE by returning the required signed acknowledgment within ten days of employment and on an annual basis thereafter.

1.3

Certain Definitions.  For purposes of this document, capitalized terms   not otherwise defined shall have the following meanings:

1.3.1

Access Person.  An Access Person is any Supervised Person who has access to nonpublic information regarding any Client’s purchase or sale of securities by or for a Client, or who is involved in making securities recommendations to Clients, or who has access to such recommendations that are nonpublic.  All firm directors and officers are presumed to be Access Persons.

1.3.2

Beneficial Ownership/Beneficial Interest.  A person has “Beneficial Ownership” of, or a “Beneficial Interest” in, securities in which he has or shares a direct or indirect “pecuniary interest”.  The term pecuniary interest means the opportunity, directly or indirectly, to profit or share in the profit derived from a transaction in the subject securities.  A pecuniary interest may arise through any contract, arrangement, understanding, relationship or otherwise.

1.3.3

Client.  Any person or entity to which the Firm provides investment advisory services.

1.3.4

Chief Compliance Officer.  The individual with ultimate approval and responsibility for any matter that may subject the Firm to regulatory or legal difficulties.  This person manages the Compliance Department and can delegate certain duties to other qualified Supervised Persons.  Mr. Todd Smurl, CFA, is the Chief Compliance Officer.

1.3.5

Fund.  A Fund is an investment company registered under the Investment Act of 1940.

1.3.6

He.  Gender neutral.

1.3.7

Immediate Family.  Immediate Family means a person’s parents, mother-in-law, father-in-law, spouse, sibling, brother-in-law, sister-in-law, child, son-in-law, daughter-in-law, or any other person (whether or not a legal or blood relative) who is supported, directly or indirectly, to a material extent by the person.

1.3.8

Limited Offering.   A Limited Offering is an offering of securities, such as a private placement, that is exempt from registration under the Securities Act of 1933.

1.3.9

 Reportable Fund.  A Reportable Fund means (i) any Fund for which the Firm serves as investment adviser, or (ii) any Fund whose investment adviser or principal underwriter is controlled by, or is under common control with, the Firm.

1.3.10

Reportable Security.  A Reportable Security is any security other than (i) direct obligations of the US government, (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term instruments, including repurchase agreements, (iii) shares issued by money market funds, (iv) shares issued by open-ended Funds other than Reportable Funds, and (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end Funds, none of which are Reportable Funds.

1.3.11

Security.  Security means any note, stock, bond, investment contract or, in general, any interest or instrument commonly known as a “security”, or any receipt for, guarantee for, or warrant or right to subscribe to or purchase, any of the foregoing.  For purposes of this COE, the term security includes any swap or other hybrid or derivative  instrument.

In addition, the terms “purchase” and “sell” or “sale” shall include, among other things, the writing or entering into of an option or other derivative contract to purchase or sell the security in question.

1.3.12

Supervised Person.  Supervised persons include officers, partners,  directors(or other persons occupying a similar status or performing similar functions),    employees, or any other person who provides investment advice on the Firm’s behalf   and is subject to the Firm’s supervision or control

2.

Insider Trading

2.1

Policy Statement on Insider Trading.  The Firm forbids any Supervised Person from trading, either personally or on behalf of others (including Clients), on the basis of material nonpublic information, or communicating material nonpublic information to others in violation of law.  This prohibited conduct is referred to as “Insider Trading”.  The Firm’s policy applies to all Supervised Persons and extends to activities within and outside their duties at the Firm.  Any questions regarding the Firm’s policy and procedures on insider trading should be referred to the Compliance Department.

2.1.1

Definition of “Insider Trading”.  The term “insider trading” generally refers to the purchase or sale of a security of any issuer, on the basis of material nonpublic information about the security or issuer, in breach of a duty of trust or confidence that is owed directly or indirectly to the issuer of that security or the shareholders of that issuer, or to any other person who is the source of the material nonpublic information.

2.1.2

Who is an Insider?  The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he/she enters into a special confidential relationship within the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of these organizations. In addition, the Firm may become a temporary insider of a company it advises or for which it performs other services. In order for an outsider to be considered an insider, the company must expect the outsider to keep the disclosed nonpublic information confidential and the relationship must imply such a duty.

2.1.3

Duties of Trust or Confidence with Respect to Misappropriation of Material Nonpublic Information.  The law generally prohibits trading while in possession of inside information that was misappropriated in breach of a duty of trust or confidence.

2.1.4

What is Material Information?    “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities.  Examples of information that Supervised Persons should consider material include:

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A binding commitment to issue a substantial block of a listed security (or convertible notes or other instruments that are convertible into such a security) at a price below the current market price of that security,

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Dividend changes,

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Earnings estimates,

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Changes in previously released earnings estimates

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Significant merger or acquisition proposals or agreements

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Major litigation,

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Liquidity problems, and

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Extraordinary management developments.

Information may be material even though it relates to a projected future event that may or may not incur.  For future events, the probability of an event must be factored against its magnitude, as well as how soon it is likely or certain to occur.  If there is a question of information is material, contact the CCO.  Do not discuss this information with anyone else until the CCO informs you that it is allowed.

2.1.5

What is Nonpublic Information?  Information is nonpublic until it has been effectively communicated to the market place.  One must be able to point to some fact to show that the information is generally public.

2.1.6

What is Trading “On the Basis Of” Material Nonpublic Information?   The purchase or sale of a security is “on the basis of”  material nonpublic information about the security or issuer if the person making the purchase or sale was in possession of the material nonpublic information when he made the purchase or sale, unless he can prove that this awareness did not affect his decision to trade, contract, instruct or plan.  For information on these requirements contact the CCO.

2.1.7

Penalties for Insider Trading.  Penalties for trading on, or communicating material nonpublic information, are severe for both individuals involved in such unlawful conduct and their employers.  A person can be subject to some or all of the penalties below even if he does not personally benefit from the  violation.  Penalties include:

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Civil injunctions,

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Treble damages,

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Disgorgement of profits,

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Jail sentences

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Fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and

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Fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, ANY VIOLATION OF THIS POLICY CAN BE EXPECTED TO RESULT IN SERIOUS SANCTIONS BY THE FIRM, INCLUDING DISMISSAL OF THE PERSON(S) INVOLVED.

2.2

Restricting Access to Material Nonpublic Information.  Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within the Firm, except the CCO.  In addition, care should be taken so that information is secure.    For example, files containing material nonpublic information will be sealed, or otherwise protected; access to computer files containing material nonpublic information is restricted.

2.3   Resolving Issues Concerning Insider Trading.  If you have questions as to        whether information is material or nonpublic, of if there is any unresolved         question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be disclosed to and discussed with the CCO, and you must have the approval of the CCO, before trading or communicating the information to anyone.  Only the CCO is authorized to decide whether or not the information is material or nonpublic.  The CCO will consult with legal counsel to the extent necessary or appropriate.

2.4

  Restricted List Securities.  From time to time, the CCO may decide that the Firm is in possession of material inside information about a company or its securities.  He will place that security on the Firm’s Restricted List.  This list will be communicated to all Access Persons.

If, and when, the Firm establishes a Restricted List, you may not effect any transactions in any security on the list, for Client accounts or yourself, for your Immediate Family, or for any account in which you have a beneficial interest, whether or not you personally possess any material nonpublic information about any security on the  Restricted List. The Compliance Department will review each security on the list periodically to determine whether the Firm still may have material nonpublic information concerning that security and will notify all Supervised Persons when a security is removed from the list.

2.5

   Detection of Insider Trading.  To detect insider trading, the Compliance Department will:

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Review the holdings reports and transactions reports filed by each Access Person under Section 4 of this document.

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Review trading action of the Firm’s own account, and

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Coordinate these reviews with any related reviews performed by other Supervised Persons of the Firm

2.6

   Special Reports to Management.  If a Supervised Person learns of a potential violation of this  policy on insider trading, he must promptly submit a written report to the CCO or other senior manager providing full details.

2.7

   Annual Review by Management.  On an annual basis the Compliance

Department will review the following:

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Existing procedures to prevent and detect insider trading, and

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Full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation

3. Supervised Persons

3.1       Certain Transactions by Client Accounts.  An Access Person must not cause or attempt to cause any Client account to acquire, dispose of, or hold any security of which such Access Person has direct or indirect Beneficial Ownership  unless the Access Person has first disclosed in writing to the CCO all facts reasonably necessary to identify the nature of the Access Person’s Beneficial  lnterest in the security.

3.2

Certain Transactions by Access and other Supervised Persons.  Access

Persons may own, purchase, or sell securities that Client accounts also purchase or sell.  If an Access Person purchases or sells a security for his own account, or for an account in which he has Beneficial Ownership,  the Access Person will wait 24 hours after all transactions in that security have been effected for Clients  except in cases where the Access Person is a Client who pays a management fee and whose trades are included in block trades for other AA accounts.

All Access Persons must obtain prior approval from the CCO before acquiring Securities in an Initial Public Offering or Limited Offering.

4. Personal Transaction Approval and Reporting Procedures.

4.1

Holdings Reports.  Except as provided in Section 4.3, every Access Person shall submit to the Compliance Department a report indicating all of the Reportable Securities in which he has any direct or indirect Beneficial Ownership.  This report shall be due 10 days after any person becomes an Access Person.

Each Holdings Report required by this Section 4.1 shall contain the following information:

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The title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security;

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The name of every broker, dealer, bank or other intermediary  that holds an account containing any securities (including non-Reportable Securities) for the direct or indirect benefit of the Access Person; and

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The date on which the report is submitted.

4.1.1

The information contained in any Holdings Report required by this Section shall be current as of a date no more than 45 days prior to the date on which the person in question became an Access Person (for initial Holdings Reports).

4.2

Transactions Reports.  Except as provided in Section 4.3, every Access person must submit a quarterly report to the Compliance Department reporting any transaction in which he has, or by reason of such transactions acquires, any direct or indirect Beneficial Ownership in any Reportable Security that occurred during such quarter.  Brokerage statements are acceptable for all personal transactions  contained in this chapter.

4.2.1

Each Transaction Report required by this Section 4.3 shall contain the following information:

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The date of transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and the principal amount of each Reportable Security involved;

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The nature of the transaction (i.e.,purchase, sale or any other type of acquisition or disposition);

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The price at which the transaction was effected;

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The name of the broker/dealer or bank with or through whom the transaction was effected, and

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The date of which the report is submitted.

4.2.2

In addition, every Access Person must arrange to have his broker send duplicate confirmations of trades and all account statements to the Compliance Department.

4.3

Exceptions to Reporting Requirements.  Notwithstanding the provisions of The foregoing Sections 4.1 and 4.2 (regarding Holdings Reports and Transaction Reports, respectively) no Access Person shall be required to submit any such:

4.3.1

Holdings Reports or Transaction Reports regarding  securities held in accounts over which he has no direct or  indirect  influence or control;

4.3.2

Transaction Reports regarding transactions effected pursuant to an Automatic Investment Plan; or

4.3.3

Transaction Reports in cases where the report would duplicate   information contained in broker trade confirmations or account statements that the Firm has otherwise received and kept on file, so long as these documents are received by the Firm no later than 30 days after the end of the applicable calendar quarter.

4.4

Monitoring of Supervised Personal Trades Against Trades for Clients.  The

Compliance Department will periodically (at least quarterly) compare trades reported by Supervised Persons to trades arranged by the Firm for Client Accounts.  In doing so, special caution is made to look for evidence of improper trading and misuse of information by Supervised Persons in trading for accounts in which they hold a Beneficial Interest. One form of improper trading for which the CCO will review accounts is “front running”, which is the practice (prohibited by law and Firm policy) of trading ahead of Clients. Broker statements are reviewed as received, therefore meeting this policy.

4.5

List of Accounts and Affiliations.  Each Supervised Person must give the Compliance Department a list, to be updated whenever any of the information therein changes, identifying:

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All of his accounts at any brokerage firm, bank or other similar concern at which he maintains an account for transactions in securities.

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His service as a director or officer of any corporation or similar entity; and

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His direct or indirect Beneficial Ownership of 5% or more of the stock of any corporation or similar entity.

5. Gifts and Entertainment

The Firm has adopted the following policies to avoid the appearance of conflicts or actual conflicts that may arise from providing or accepting gifts and entertainment.

1.1

Giving Gifts.  Supervised Persons are not permitted to give gifts, gratuities or other favors to any person or firm where the payment relates in any way to the business of the recipients or the recipient’s employer or to government officials, except to the extent such gifts are in compliance with applicable law, of insignificant value, or not given in consideration or expectation of any action by the recipient.

1.2

Accepting Gifts.  Supervised Persons must not accept, or permit any member of their immediate family to accept, any gifts, gratuities, or other favors from any Client, supplier or other person doing or seeking to do business with the Firm in excess of $200 per annum.  Any gifts that are not of insignificant value (valued at more then $200) should be returned immediately and reported to the Compliance Department.  (If immediate return is not practical, they should be given to the Firm for charitable disposition or such other disposition as the Firm, in its sole discretion, believes appropriate.)

1.3

Entertainment.  Common sense and moderation should prevail in travel and business entertainment undertaken on behalf of the Firm, Supervised Persons should not provide, or accept, business entertainment to or from anyone doing business or seeking to do business with the Firm unless the entertainment is infrequent, reasonable in the circumstances and intended to serve legitimate business goals.

The giving and acceptance of any payments or other consideration in the nature of bribes, payoffs and kickbacks are absolutely prohibited by law and Firm policy.  It can result in immediate termination.

6. Political Contributions

An adviser’s participation in “pay to play activities” can diminish investor confidence as these practices are inconsistent with the high standards of ethical conduct required of investment advisers.  These practices could lead a political official to choose an investment adviser because the adviser contributed funds to the election campaign rather than on merit, thus, possibly harming beneficiaries of invested state and municipal assets, such as state and municipal pension plans.

6.1 The Firm may not receive compensation for providing investment advisory services to a governmental entity for two years (time-out period)

                   after a political  contribution to an official of the government entity is made by the adviser or any of its covered associate.  A covered associate generally means any general partner, managing member or executive officer, or other individual  with a similar status or function; any employee who solicits a government entity for the adviser; and any political action committee (PAC)

                   controlled by the adviser.

6.2  The Firm, nor any of its covered associates, may not solicit or coordinate any person or  PAC to make political contributions i) to an official of a government entity to which the investment adviser is providing or seeking  to provide investment advisory services and (ii) to a political party of a state or locality where the adviser is providing or seeking to provide advisory services to a government entity.

0.3

 The Firm may not retain any third party to provide solicitation or placement agent services to government entities unless such third parties are regulated and subject to “pay to play” rules.

0.4

 The two year look-back period pertains to all covered associates who solicit clients, but only a six month period for new” covered associates who do not solicit clients.  The look-back period will follow covered associates that change investment advisers such that a prohibited contribution by a covered associate will result in a “time out” for the covered associate’s new firm for the remainder of the two-year or six-month period, depending on the status of the covered associate.

0.5

Exceptions to the “time-out” provision include a de minimis

                     exception and a returned contributions exception.  The de minimis exception allows a covered associate that is a natural person to contribute: (i) up to

                      $350 to an official per election (with primary and general elections counting separately) if the covered associate was entitled to vote for the official at the time of the contribution, and (ii) up to $150 to an official per election  (with primary and general elections counting separately) if the covered associate was not entitled to vote for the official at the time of the contribution.  Such  de minimis contributions would not trigger the two-year time out under the Rule.

                      Under the returned contribution exception, if the associate makes a contribution that  triggers the two-year time-out period solely because he was  not entitled to vote for the official at the time of contribution, the adviser can effectively undo the contribution under very narrow circumstances.  For eligibility, the contribution had to be less that $350,

                      the adviser must have discovered the contribution within four months of the date of such contribution and the adviser must cause the contributor to re-collect the contribution within 60 days after discovery.  An adviser with less than 50 employees can only rely on the returned contribution exception twice in a 12 month period (three times for advisers with  more than 50 employees) and an adviser can never use the returned contribution exception for the same covered associate twice.

7.Outside Activities

Because of the high potential for conflicts of interest and insider trading problems, AA’s investment personnel may not serve on the boards of directors of any  public companies without previous approval from the CCO.  A director of a private company is required to resign at the end of the current term if the company goes public during his or her term as a director.